FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Francés” reports consolidated second quarter earnings for fiscal year 2015”.

Buenos Aires, August 11, 2015—BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA; LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2015.
Highlights
BBVA Francés reached accumulated net income of AR$ 1,598.2 million as of June 30, 2015. During the second quarter, the Bank registered a gain of AR$ 667.2 million, increasing 67.2% compared to the same quarter of 2014, while it decreased 28.3% compared to the previous quarter.
Net financial income grew 37.4% compared to the same quarter of 2014, while it decreased 13.6% compared to the previous quarter. It is important to mention that during the quarter under analysis, the Bank registered a loss of AR$ 154.3 million due to variations in the valuation of public bonds while during the previous quarter, it registered a gain of AR$ 267 million.
In terms of activity, the private sector loan portfolio totaled AR$ 47.0 billion, increasing 24.0% compared to the second quarter of 2014 and 9.1% during the quarter. It is noteworthy that in the framework of the Credit Line for Productive Investment Projects as of June 30, 2015, the Bank completed the placement of the first tranche of 2015 quota. As of the end of the quarter the outstanding amount of loans related to the credit line reached AR$ 6.9 billion. The Central Bank of Argentina (BCRA) renewed Credit Lines for Productive Investment obligation for the second half of 2015, requiring financial institutions to allocate 7.5% of total deposits, to finance investment projects and working capital, with a fixed interest rate of 18%. The allocation is one percentage point higher compared to the previous semester while the interest rate decreased one percentage point.
BBVA Francés continues to maintain the best asset quality indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.89% as of June 30, 2015, with a coverage ratio (provisions/non-performing loans) of 235.99%.
Total deposits reached AR$ 60.0 billion as of June 30, 2015, growing 24.9% in the last twelve months and 8.4% during the quarter.
BBVA Francés maintained adequate levels of liquidity and solvency. At the end of the second quarter of 2015 liquid assets (Cash and due from banks plus BCRA bills and notes) represented 41.9% of the Bank’s total deposits. The capital ratio reached 16.6% of weighted risk assets; with an excess of capital of AR$ 5.9 billon, which represents 101.2% over the minimum regulatory requirements.
On June 20, 2015, BBVA Francés executed a Share Purchase Agreement with the Volkswagen Group, for the acquisition of 51% of the issued and outstanding capital stock and voting rights of Volkswagen Credit Compañía Financiera S.A., representing 23,970,000 common, registered, non-endorsable shares, entitled to one vote each, of AR$ 1 par value per share.
This transaction is subject to the prior approval of the BCRA.
According to the terms and conditions of the agreement, the maximum amount to be paid for the shares is AR$ 53 million which will be paid by the Bank at the closing of the transaction.

- On June 30, 2015, the Board of Directors of BBVA Francés implemented changes to its Senior Management by accepting the resignation of Mr. Juan Eugenio Rogero González, Director Risks, and appointing Mr. Gerardo Fiandrino to occupy this position.

Other Events

- On July 27, 2015, the BCRA increased the minimum interest rate for long term deposits, augmenting the maximum amount covered to AR$ 1 million from AR$350 thousand. In addition to individuals, companies are now eligible to apply for these types of deposits,
- On July 30, 2015, the Bank issued series 16 of its bonds (Obligaciones Negociables), which were fully subscribed and paid for a total amount of AR$ 204.4 million due in 24 months, with a variable interest rate equivalent to the Badlar rate plus 3.75%, with a quarterly payment of interests.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) increased by 0.8% (seasonally adjusted) in May 2015 compared to April 2015, and 2.2% compared to May 2014.

The industrial sector activity, measured by the Monthly Industrial Estimator (EMI) increased by 0.8% compared to the previous quarter of 2015, while it decreased 0.5% compared to the second quarter of 2014.

Finally, the Synthetic Index of Construction Activity increased by 6.0% compared to the first quarter of 2015 and 10.0% compared to the second quarter of 2014.

Inflation, measured by the National and Urban Consumer Price Index (which is used to calculate the CER adjustment for some sovereign bonds) increased by 3.2% in the second quarter of 2015, measuring an accumulated inflation rate of 15.0% yoy and 6.7% in 2015.

The national public sector fiscal balance showed a primary deficit of AR$ 14.1 billion during April and May 2015, registering a decrease of 477% compared to the surplus of AR$ 3.7 billion reached in the same period of the previous year.

Primary public sector spending grew 39.6 % and public sector revenues increased 27.6 % during the quarter.

Interest payments increased by 66.4% and the total deficit reached AR$ 29.4 billion during the second quarter, an increase of 441.0% compared to the same period in 2014.

In the second quarter, tax revenues increased by 31.0% year over year. Income tax grew by 47.0% while export duties remained weak and decreased 13.2% in the same period.

In the external sector, the accumulated trade surplus reached USD 1.1 billion during the second quarter of 2015, 66.5% lower than that recorded in the same period of 2014. The trade balance reached total exports of USD 16.8 billion (-19.7% yoy) and total imports of USD 15.8 billion (-11.3% yoy).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 9.09 per U.S. dollar on June 30, 2015, increasing 3.0% compared to the AR$ 8.82 rate registered on March 31, 2015 and 11.7% compared to the second quarter of 2014.

As of June 30, 2015, the BCRA's stock of international reserves increased USD 2.4 billion reaching USD 33.9 billion. During the quarter, the Central Bank bought USD 3.0 billion in the FX market. The BCRA kept unchanged the bilateral currency swap deal signed with the People's Bank of China.

The Badlar interest rate for private banks decreased 8 basis points. in the second quarter of 2015, averaging 20.4% compared to a 20.5% average in the first quarter of 2015.

During the second quarter private sector loans denominated in pesos increased 7.1% compared to the first quarter of 2015, while private sector loans denominated in dollars grew 22.3%.

Total deposits in pesos in the financial system increased by 8.2% in the second quarter of 2015 compared to the previous quarter. In the same period, private sector deposits denominated in pesos increased by 12.8% in pesos and those denominated in dollars increased 2.5%.

- 2 -

Total deposits in pesos in the financial system increased by 8.2% in the second quarter of 2015 compared to the previous quarter. In the same period, private sector deposits denominated in pesos increased by 12.8% in pesos and those denominated in dollars increased 2.5%.
The Bank
In 2015, BBVA Francés is building a banking model based on its strategic priorities of transactionality, productivity and efficiency, quality and digitalization. The Bank’s principal objective are becoming the leading digital bank in the country and strengthening its employee’s commitment to achieving maximum customer satisfaction.
During the second quarter of 2015, the Bank has been recognized as the most attractive company to work in within the banking sector, according to the latest edition of the “Randstad Awards”. In addition, it ranked among the 20 of 173 largest companies in the country (with more than 1,000 employees).
The advertising campaign “Estás Dulce” was recognized once again, winning the “Martin Fierro” award as the best advertising campaign in Argentina. The prize is the ninth award for the ad campaign which has already won an “Effie de Oro”, a “Lápiz de Oro”, two “Lápiz de Plata” awards, three “Ojos de Iberoamérica de Bronce” awards and a “Buenos Anuncios” award.
Within the framework of the digital transformation and focusing on the clients’ needs, BBVA Francés launched its new website with a simpler and fresher image, better adaptability to a greater variety of devices and more user friendly navigation options.
Moreover, the Bank is continuously working on adding functionalities to Frances Net, in order for customers to channel as many concerns and complete o as many operations as possible online.
The Bank’s commercial actions in the retail segment were carried out in order to strengthen its existing alliances and consolidating new business opportunities.
Once again, BBVA Frances was present at the main winter holiday centers in the country and offered promotions with the best benefits and no interest installments to BBVA Frances Visa and MasterCard credit cards’ holders, along with discounts to exchange LANPASS KMs to fly around Argentina and the world through LAN and its associated airlines. During the quarter BBVA Francés and OLX, the worldwide online network of classified ads, presented the opportunity to accumulate LANPASS KMs for those clients who post their classified advertisements on the OLX website.
Consolidating its status as “the soccer bank” BBVA Francés launched the “Mid field goal” (Gol de media cancha) campaign, in which it invites its clients to participate for the unforgettable opportunity to kick goals during halftime of matches of the championship and live the unforgettable experience of being on the field of the two most popular soccer teams of Argentina, Boca Jr and River Plate, to win cash prices. Clients of BBVA Frances River and XENEIXE credit cards multiply their chances of winning.
BBVA Francés continues to expand its range of products and services offering superior value to its high income segment clients. This quarter it opened a new Space for Premium clients in Mendoza. As a result, the Bank already counts with 20 Premium Spaces all over the country.
Regarding social responsibility, education is one of the main pillars of the social programs carried out by BBVA Francés. In this regard, the Bank has already benefited 571 students thanks to the BBVA Francés Scholarships for inclusion’ program.
In addition, during June and July the Bank carried out the training workshops organized under the framework of its “Camino al Exito” (in English “Road to success”), initiative, and a comprehensive platform providing training, funding and recognitions for SMEs
BBVA Francés along with the Catholic University, are currently analyzing the business plans submitted by the companies with the objective of selecting one winner per category. Winners will be announced at the Gala event that will be held on September 3rd and they will be awarded with AR$100,000 prizes and financing options for amounts of up to AR$ 250,000.
In addition, the Bank launched the 26° edition of the “Prize to the Agro Entrepreneur” and is receiving the agro business plan proposals through until August 10th.
Presentation of Financial Information
Foreign currency balances as of June 30, 2015 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 9.0865/ US$).
This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar

Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.
Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.
Financial Information
?% quarter ended 06-30-15
Condensed Income Statement (1) Quarter ended vs quarter ended
(in thousands of pesos except income per share, ADS and percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14
Net Financial Income 1,973,233 2,285,033 1,436,050 -13.6% 37.4%
Provision for loan losses(181,178)(143,097)(151,729) 26.6% 19.4%
Net income from services 800,607 960,451 813,890 -16.6% -1.6%
Administrative expenses(1,472,263)(1,581,333)(1,319,873) -6.9% 11.5%
Operating income 1,120,399 1,521,054 778,338 -26.3% 43.9%
Income (Loss) from equity investments 50,523 31,735 42,455 59.2% 19.0%
Income (Loss) from Minority interest(34,223)(31,774)(27,218) 7.7% 25.7%
Other Income/Expenses(16,557)(97,601)(21,077) -83.0% -21.4%
Income tax and Minimum Presumed Tax(452,932)(492,468)(373,447) -8.0% 21.3%
Net income for the period 667,210 930 ,946 399,0 51 -28.3% 67.2%
Net income per share (2) 1.24 1.73 0.74 -28.3% 67.2%
Net income per ADS (3) 3.73 5.20 2.23 -28.3% 67.2%
(1) Exchange rate:AR$ 9.0865 Ps =1USD
(2) Assumes 536,877,850 ordinary shares
(3) Each ADSrepresents three ordinary shares
As of June 30, 2015 BBVA Francés’ total net income reached AR$ 667.2 million, registering a increase of 67.2% compared to the same quarter of 2014, while it decrease 28.3% compared the previous quarter .
It is important to mention that such result includes a loss of AR$ 154.3 million due to variations in public bond portfolio valuations, while the previous quarter registered a gain of AR$ 267 million.
In recurring terms, net income for the period was AR$ 710.1 million.
The following “pro forma” table presents the non-recurring earnings.

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.
Condensed Income Statement PROFORMA
06-30-15 Non recurring
Recurring results Total results
Income
in thousands of pesos
Net Financial Income 2,127,519(154,286) 1,973,233
Provision for loan losses(181,178) -(181,178)
Net income from services 800,607—800,607
Administrative expenses(1,472,263) -(1,472,263)
Operating income 1,274,685(154,286) 1,120,399
Income (loss) from equity investments 50,523—50,523
Income (Loss) from Minority interest(34,223) -(34,223)
Other Income/Expenses(16,557) -(16,557)
Income tax and Minimum Presumed Tax(564,283)(111,351)(452,932)
Net income for the period 710,145(265,637) 667,210
Condensed Income Statement PROFORMA Quarter ended ?% quarter ended 06-30-15 vs quarter ended
06-30-15 03-31-15 06-30-14
03-31-15 06-30-14
in thousands of pesos
Net Financial Income 2,127,519 2,018,005 1,531,442 5.4% 38.9%
Provision for loan losses(181,178)(143,097)(151,729) 26.6% 19.4%
Net income from services 800,607 960,451 813,890 -16.6% -1.6%
Administrative expenses(1,472,263)(1,581,333)(1,319,873) -6.9% 11.5%
Operating income 1,274,685 1,254,0 26 873,730 1.6% 45.9%
Income (Loss) from equity investments 50,523 31,735 42,455 59.2% 19.0%
Income (Loss) from Minority interest(34,223)(31,774)(27,218) 7.7% 25.7%
Other Income/Expenses(16,557)(97,601)(21,077) -83.0% -21.4%
Income tax and Minimum Presumed Tax(564,283)(440,353)(378,939) 28.1% 48.9%
Net income for the period 710,145 716,032 488,951 -0.8% 45.2%
As of June 30, 2015, recurring net income reached by the Bank was AR$ 710.1 million, 45.2% higher than that recorded in the same quarter of 2014, while it maintained a similar level compared to the previous quarter.
Net financial income grew 38.9% and 5.4% compared to the quarters ending on June 30, 2014 and March 31, 2015, respectively.
Provisions for loan losses increased compared to the second quarter of 2014 and to the previous quarter, consequence of the higher volume of lending and the deterioration of the loan portfolio.
Prior to the analysis of fees and expenditures, it is important to highlight that during the quarter the Bank has implemented a redefinition of those charges generated by credit and debit cards operations, from administrative expenses to service charge expenses, in line whit the way the rest of the banks in the financial system charge these line items.
Net income from services recorded negative variations both compared, to the same quarter of 2014 as to the previous quarter. Administrative expenses increased 11.5% and decreased 6.9% in the same periods, respectively.
Other/income expenses registered a loss of AR$ 16.6 million as of June 30, 2015. The previous quarter included a charge for administrative penalties charge in accordance with Communication “A” 5689 issued on January 8th, 2015 by the BCRA.
The higher proportional income tax rate is a consequence of the tax revaluation of the Bogar 20 portfolio that took place during the quarter ended June 30, 2015.
?% quarter ended 06-30-15
Main figures Quarter ended vs quarter ended
(in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14
Return on Average Assets (1) 3.2% 4.8% 2.4% -34.0% 31.9%
Return on Average Shareholders’ Equity (1) 23.4% 34.5% 18.3% -32.1% 27.7%
Net fee Income as a % of Recurrent Operating Income 27.3% 32.2% 34.7% -15.2% -21.2%
Net fee Income as a % of Administrative Expenses 54.4% 60.7% 61.7% -10.5% -11.8%
Adm. Expenses as a % of Recurrent Operating Income (2) 50.3% 53.1% 56.3% -5.3% -10.7%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income arising from the intermediation with the private sector grew 19.3% compared to the second quarter of 2014 but it registered a decrease of 3.6% compared to the previous quarter. Such decline was mainly due to lower short-term interest rates and higher cost of funds.
Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled losses of AR$ 154.3 million during the quarter under analysis compared to a loss of AR$ 95.4 million during the second quarter of 2014, and a gain of AR$ 267 million during the previous quarter.
The line item “CER Adjustment” declined by 46.4% compared to the second quarter of 2014 and increased by 15.6% during the second quarter.
?% quarter ended 06-30-15 vs
Net financial income Quarter ended quarter ended
(in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14
Net financial income 1,973,233 2,285,0 33 1,436,0 50 -13.6% 37.4%
Net income from financial intermediation 1,100,345 1,141,287 922,639 -3.6% 19.3%
CER adjustment 52,274 45,228 97,552 15.6% -46.4%
Income from securities and short term investments 606,825 921,729 326,522 -34.2% 85.8%
Interest on Government guaranteed loans 3,965 3,544 4,843 11.9% -18.1%
Foreign exchange difference 105,801 121,789 65,186 -13.1% 62.3%
Others 104,023 51,456 19,308 102.2% 438.8%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.
?% quarter ended 06-30-15
Income from securities and short-term investments Quarter ended vs quarter ended
(in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14
Income from securities and short-term investments 60 6,825 921,729 326,522 -34.2% 85.8%
Holdings booked at fair value(72,875) 368,080(54,903) -119.8% 32.7%
Bills and Notes from the Central Bank 671,502 537,885 374,897 24.8% 79.1%
Other fixed income securities 8,198 15,765 6,527 -48.0% 25.6%
CER adjustment 52,289 45,240 97,60 2 15.6% -46.4%

Net Income from Services

As previously mentioned, during the quarter under analysis, the Bank implemented a redefinition of how fees and expenditures generated by credit and debit cards operations are recorded, which partially explained the variations during the period.
Not taking into account such redefinition, net income form services would have increased 23% compared to the second quarter of 2014 and reminted at the same level compared the previous quarter.
In the annual comparison, service charge income grew 9.5% mainly due to higher fees generated by an increase in the stock of deposit accounts, together with those fees generated by PSA Finance, partially offset by lower fees originated by credit cards. Service charge expenses included the charges of redefined accounts and those related to promotions associated with the LANPASS kilometers program.
Similar behavior explains the quarterly variations.

Net income from services Quarter ended ?% quarter ended 06-30 -15 vs quarter ended
(in thousands of pesos except percentages) 06-30 -15 03-31-15 06-30 -14 03-31-15 06-30 -14
Net income from services 800,607 960,451 813,890 -16 .6% -1.6%
Service charge income 1,193,854 1,302,855 1,090,703 -8 .4% 9 .5%
Service charges on deposits accounts 284,856 266,581 212,297 6.9% 34.2%
Credit cards and operations 373,920 514,163 425,392 -27.3% -12.1%
Insurance 136,152 157,517 133,283 -13.6% 2.2%
Capital markets and securities activities 15,141 12,288 10,072 23.2% 50 .3%
Fees related to foreign trade 39,967 35,300 31,380 13.2% 27.4%
Other fees 343,818 317,005 278,278 8.5% 23.6%
Services Charge expense(393,247)(342,404)(276,813) 14 .8% 42.1%

Administrative Expenses

Administrative expenses increased by 11.5% compared to the second quarter of 2014 and it declined 6.9% compared to the previous quarter. Not considering the redefinition, such variations would have shown a growth of 26.1% and 3.6%, respectively.
Personnel expenses increased 22.1% during the second quarter compared to the same quarter of 2014. Such expenses include salary increases resulting from to the agreement signed with the labor union, a higher number of employees due to the internalization of personnel and the efficiencies achieved as a result of organizational changes carried out in September 2014.
Personnel expenses declined 6.1% compared to the previous quarter reflected adjustment due to the real impact of labor union salary increases.
General expenses grew 31.8% annually and 11.3% versus the previous quarter, without taking into account the effect of the redefinition.
In the annual comparison, the Banks’ expenses reflected higher taxes and depreciation expenses in connection with the improvement works carried out in the Bank’s headquarters and branches, jointly with the ATMs renewal plan. In addition to the impact of the increase in prices and the effect of the devaluation and a higher level of activity.
Similar performance explains the quarterly variations.
As of June 30, 2015, the Bank has 5,625 employees. In addition, BBVA Francés has an extensive branch office network of 282 offices, including 251 consumer branch offices and 31 branch offices specializing in middle-market segment companies and institutions. Corporate banking is divided by industries: Consumption, Heavy Industries and Oil and Gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 691 ATM’s and 796 self-service terminals.
Administrative expenses Quarter ended ?% quarter ended 06-30 -15 vs quarter ended
(in thousands of pesos except percentages) 06-30 -15 03-31-15 06-30 -14 03-31-15 06-30 -14
Administrative expenses(1,472,263)(1,581,333)(1,319,873) -6 .9% 11.5%
Personnel expenses(862,022)(905,375)(747,620) -4.8% 15.3%
Electricity and Communications(29,157)(26,166)(23,299) 11.4% 25.1%
Advertising and Promotion(62,677)(42,518)(53,190) 47.4% 17.8%
Fees and external administrative services(23,167)(20,499)(15,595) 13.0% 48.6%
Taxes(167,210)(143,921)(119,012) 16.2% 40 .5%
Organization and development expenses(16,102)(14,603)(14,319) 10 .3% 12.5%
Amortizations(56,646)(44,592)(32,056) 27.0% 76.7%
Other(255,282)(383,659)(314,782) -33.5% -18.9%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 16.6 million during the second quarter of 2015. It is important to mention that the previous quarter included a charge of AR$ 48.8 million for administrative penalties in accordance to the BCRA regulation (Communication "A" 5689) issued on January 8th 2015.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2015, a gain of AR$ 34.2 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector's National treasury grew by 8.5% compared to the second quarter of 2014, while it declined 6.3% during the quarter.

The Bank's portfolio of BCRA bills and notes showed an increase in the last twelve months and a slight decrease during the quarter, reflecting the liquidity management policy implemented by the Bank.

As of June 30, 2015, public sector National treasure assets represented 3.4% of the Bank's total assets. Total exposure to the BCRA's bills and notes net of holdings linked to reverse repo transactions, represented 14.2% of the Bank's total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities and guaranteed loans, as well as the BCRA's bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 06-30-15 vs quarter ended	
(in thousands of pesos except percentages)	06-30-15	03-31-15	06-30-14	03-31-15	06-30-14
Public Sector - National Government	**2,766,470**	**2,953,117**	**2,549,074**	**-6.3%**	**8.5%**
Public Sector Loans	60,473	57,208	49,024	5.7%	23.4%
Total bond portfolio	2,662,037	2,797,440	2,407,427	-4.8%	10.6%
Holdings book at fair value	2,583,930	2,524,516	2,256,819	2.4%	14.5%
Holdings book at amortized cost	164	98,391	164	-99.8%	0.0%
Unlisted	77,943	174,533	150,444	-55.3%	-48.2%
Allowances	(201)	(201)	(204)	0.0%	-1.5%
Reverse repo	44,161	98,670	92,827	-55.2%	-52.4%
Public Sector - National Government own portfolio	**2,722,309**	**2,854,447**	**2,456,247**	**-4.6%**	**10.8%**
Bills and Notes from Central Bank	**11,513,524**	**11,985,646**	**7,732,288**	**-3.9%**	**48.9%**
Own portfolio	11,553,920	10,013,949	5,778,841	15.4%	99.9%
Reverse repo w/Central Bank	40,396	(1,971,697)	(1,953,447)	-102.0%	-102.1%
Total exposure to the Public Sector	**14,279,994**	**14,938,763**	**10,281,362**	**-4.4%**	**38.9%**
Total exposure to the Public Sector without repos	**14,276,229**	**12,868,396**	**8,235,088**	**10.9%**	**73.4%**

Loan Portfolio

The private sector loan portfolio totaled AR$ 47.0 billion as of June 30, 2015, increasing 24.0% and 9.1% compared to the second quarter of 2014 and to the previous quarter, respectively.

In the last twelve months, consumer loans grew 29.6%, with an outstanding performance of credit cards, which increased by 54.2% during the period.

Loans to small and medium size companies' increased by 28.3% due to increased placements in commercial loans, leasing and foreign trade operations. The corporate segment portfolio grew but at a slower pace of 6.7%

During the quarter, commercial loans grew 13.4% and consumer loans 5.9%, mainly due to higher credit card financing.

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% quarter ended 06-30-15 vs quarter
Net loans Quarter ended ended
(in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14
Private & Financial sector loans 47,0 13,712 43,0 84,357 37,910 ,0 90 9.1% 24.0%
Advances 8,349,886 7,180,739 6,894,271 16.3% 21.1%
Discounted and purchased notes 6,552,563 5,882,870 5,558,444 11.4% 17.9%
Consumer Mortgages 1,696,271 1,512,906 1,311,435 12.1% 29.3%
Car secured loans 3,751,333 3,644,048 3,456,216 2.9% 8.5%
Personal loans 6,353,804 6,181,597 5,974,939 2.8% 6.3%
Credit cards 13,342,004 12,399,432 8,651,287 7.6% 54.2%
Loans to financial sector 756,088 810,528 1,114,563 -6.7% -32.2%
Other loans 6,437,059 5,609,073 5,008,854 14.8% 28.5%
Unaccrued interest(134,380)(135,135)(125,691) -0.6% 6.9%
Adjustment and accrued interest & exchange differen 916,975 948,643 889,249 -3.3% 3.1%
Less: Allowance for loan losses(1,007,891)(950,344)(823,477) 6.1% 22.4%
Loans to public sector 60 ,473 57,20 8 49,0 24 5.7% 23.4%
Loans to public sector 8,912 8,773 9,247 1.6% -3.6%
Adjustment and accrued interest & exchange differen 51,561 48,435 39,777 6.5% 29.6%
Net total loans 47,0 74,185 43,141,565 37,959,114 9.1% 24.0%

Asset Quality

As of June 30, 2015, the asset quality ratio (non-performing loans/total loans) was 0.89%, while the coverage ratio (provisions/non-performing loans) reached 235.99%.
Compared to the same quarter of 2014, the increase in the NPL ratio was due to higher non-performing loans as well as an increase in the performing portfolio. The NPL ratio reflected an improvement compared with the previous quarter.
?% quarter ended 06-30-15 vs quarter
Asset quality ratios Quarter ended ended
(in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14
Non-performing loans (1) 427,095 406,138 377,420 5.2% 13.2%
Allowance for loan losses(1,007,891)(950,344)(823,477) 6.1% 22.4%
Non-performing loans/net total loans 0.89% 0.92% 0.97% -3.6% -8.7%
Non-performing private loans/net private loans 0.89% 0.92% 0.97% -3.6% -8.7%
Allowance for loan losses/non-performing loans 235.99% 234.00% 218.19% 0.9% 8.2%
Allowance for loan losses/net total loans 2.10% 2.16% 2.12% -2.7% -1.3%
(1) Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges related to transactions recorded under “Other receivables” from financial intermediation. % quarter ended 06-30 -15 vs
Evolution of provisions Quarter ended quarter ended (in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14 Balance at the beginning of the quarter 956,60 8 943,0 61 761,194 1.4% 25.7%
Increase / decrease 181,178 143,097 151,729 26.6% 19.4% Provision increase / decrease—Exchange rate difference 893 837 385 6.7% -131.9% Decrease(125,272)(130,387)(84,396) -3.9% 48.4%
Balance at the end of the quarter 1,0 13,40 7 956,60 8 828,912 5.9% 22.3% Deposits
As of June 30, 2015, total deposits reached AR$ 60 billion, increasing 24.9% in the last twelve months and 8.4% during the quarter.
During the year, sight accounts registered a significant increase of 28.1%, while time deposits increased at a slower pace of 20.0%.
It is important to mention that in the last twelve months total peso-denominated deposits grew 31.6% increasing sight accounts by 34.4% and term deposits by 19.1% Compared to the previous quarter, total deposits grew 8.4%, driven by sight accounts increasing 10.1% while term deposits grew moderately by 7.4%. Deposits denominated in foreign currency grew 12.7% and 5.1%, compared to the last twelve months and to the previous quarter, respectively. Deposits denominated in foreign currency reached AR$ 6.4 billion (equivalent to US$ 707.1 million) as of June 30, 2015, representing 10.7% of the Bank’s total deposits. Total deposits Quarter ended ?% quarter ended 06-30 -15 vs quarter ended (in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14 Total deposits 60 ,0 14,0 88 55,355,670 48,0 46,749 8.4% 24.9% Current accounts 16,875,105 16,193,981 14,327,189 4.2% 17.8% Peso denominated 16,399,877 15,380,061 12,952,869 6.6% 26.6%
Foreign currency 475,228 813,920 1,374,320 -41.6% -65.4% Saving accounts 17,579,340 15,097,425 12,567,766 16.4% 39.9% Peso denominated 13,799,708 11,717,780 9,996,063 17.8% 38.1% Foreign currency 3,779,632 3,379,645 2,571,703 11.8% 47.0%
Time deposits 24,216,247 22,538,963 20,187,951 7.4% 20.0% Peso denominated 22,224,480 20,866,807 18,653,150 6.5% 19.1%
CER adjusted time deposits 464 419 704 10.7% -34.1% Foreign currency 1,991,303 1,671,737 1,534,097 19.1% 29.8%
Investment Accounts 14,959 594 1,176 n/a n/a Peso denominated 14,959 594 1,176 n/a n/a Other 1,328,437 1,524,707 962,667 -12.9% 38.0% Peso denominated 1,149,272 1,273,909 741,499 -9.8% 55.0% Foreign currency 179,165 250,798 221,168 -28.6% -19.0% Rescheduled deposits + CEDROS 2,234 2,234 3,0 13 0 .0% -25.9% Peso denominated 2,234 2,234 3,013 0.0% -25.9%
Total deposits + Rescheduled deposits & CEDROS 60 ,0 16,322 55,357,90 4 48,0 49,762 8.4% 24.9% Other Funding Sources
Other funding sources as of June 30, 2015 totaled AR$ 2.6 billion, increasing 13.2% in the last twelve months and 3.7% compared to the previous quarter. In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and some series of bonds matured during the period. Dollar funding increased as well, mainly funding lines aimed at financing exports.
Of the total outstanding senior bonds, AR$ 187.7 million correspond to those issued by PSA Finance and the remaining AR$ 1.6 billion to those issued by BBVA Francés.

% quarter ended 06-30 -15 vs Other funding sources Quarter ended quarter ended (in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14 Lines from other banks 770,041 601,260 759,782 28.1% 1.4% Senior Bonds 1,817,224 1,894,585 1,524,976 -4.1% 19.2% Total other funding sources 2,587,265 2,495,845 2,284,758 3.7% 13.2%
Capitalization As of June 30, 2015, the Bank’s total shareholders’ equity totaled AR$ 11.5 billion, while the excess over the BCRA minimum capital requirements was AR$ 5.9 billion or 101.2%. On the same date, the capital ratio reached 16.6% of assets adjusted to risk. % quarter ended 06-30 -15 vs Capitalization Quarter ended quarter ended (in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14 Capital Stock 536,878 536,878 536,878 0.0% 0.0% Issuance premiums 182,511 182,511 182,511 0.0% 0.0% Adjustments to stockholders equity 312,979 312,979 312,979 0.0% 0.0% Subtotal 1,032,368 1,032,368 1,032,368 0.0% 0.0% Reserves on Profits 8,899,508 6,095,012 6,095,012 46.0% 46.0% Unappropriated retained earnings 1,598,156 4,135,442 1,761,169 -61.4% -9.3% Total stockholders´equity 11,530,032 11,262,822 8,888,549 2.4% 29.7% % quarter ended 06-30 -15 vs Central Bank Requirements Quarter ended quarter ended (in thousands of pesos except percentages) 06-30-15 03-31-15 06-30-14 03-31-15 06-30-14 Central Bank Minimum Capital Requirements 5,823,118 5,428,888 4,782,278 7.3% 21.8% Central Bank Minimum Capital Requirements (a, b) 5,643,361 5,263,970 4,614,717 7.2% 22.3% Increase in capital requirements related to custody 179,757 164,918 167,561 9.0% 7.3%
a) Central Bank Minimum Capital Requirements 5,643,361 5,263,970 4,614,717 7.2% 22.3%
Allocated to Asset at Risk 4,098,927 3,777,492 3,364,223 8.5% 21.8%
DCR (derivative conterparter risk) 6,584 6,914 11,190 -4.8% -41.2%
Non Compliance of Other Credit Regulations — 50,256 n/a n/a
Market Risk 123,021 149,434 131,494 -17.7% -6.4%
Operational Risk 1,414,829 1,330,130 1,057,554 6.4% 33.8%
b) Minimum capital required for the Guarantee Fund for the Sustainability of the
Pas-as-you-go System maneged by the Argentine Republic
and registrar of mortgage notes 719,0 30 659,672 670 ,243 9.0% 7.3%
5% of the securities in custody and book-entry notes 719,030 659,672 670,243 9.0% 7.3%
Bank Capital Calculated under Central Bank Rules 11,712,156 11,278,580 9,142,327 3.8% 28.1%
Ordinary Capital Level 1 11,275,283 10,875,059 8,773,180 3.7% 28.5%
Dedusctions Ordinary Capital Level 1(184,930)(169,521)(141,202) 9.1% 31.0%
Capital Level 2 621,803 573,042 510,349 8.5% 21.8%
Excess over Required Capital 5,889,0 38 5,849,692 4,360 ,0 49 0 .7% 35.1%
Capital Ratio (Central Bank rules) 16.6% 17.1% 15.8% -3.1% 4.8%
Excess over Required Capital as a % of Shareholders´Equity 51.1% 51.9% 49.1% -1.7% 4.1%

Additional Information
% quarter ended 06-30 -15 vs
Quarter ended quarter ended
(in thousands of pesos except percentages) 06-30 -15 03-31-15 06-30 -14 03-31-15 06-30 -14
Exchange rate 9.09 8.82 8.13 3.0% 11.7%
Quarterly CER adjustment 3.5% 3.1% 6.3% 12.4% -44.5%
This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.
Conference Call
A conference call to discuss second quarter earnings will be held on Wednesday, August 12, 2015, at 1:00 PM (local time). If you are interested in participating, please dial (888) 428 9473 within the U.S. or +1 (719) 325 2495 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 3197025. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until September 11, 2015.
Internet
This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar
Contacts
Vanesa Bories
Investor Relations
(5411) 4346-4000 int. 11622
vbories@bbva.com
Cecilia Acuña
Investor Relations
(5411) 4341-5036
ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)
BALANCE SHEET (in thousands of pesos)
06-30 -15 03-31-15 12-31-14 06-30 -14
Cash and due from banks 13,646,494 12,897,0 39 12,560 ,0 64 11,487,854
Government and Private Securities 14,20 6,70 8 14,779,848 11,626,187 10 ,196,131
Holdings booked at fair value 2,583,930 2,524,516 2,706,879 2,256,819
Holdings booked at amortized cost 164 98,391 164 164
Reverse repo 44,161 98,670 234,986 92,827
Listed Private Securities 65,130 72,826 54,303 114,237
Bills and Notes from the Central Bank 11,513,524 11,985,646 8,630,056 7,732,288
Less: Allowances(201)(201)(201)(204)
Loans 47,0 74,185 43,141,565 41,442,840 37,959,114
Loans to the private & financial sector 47,013,712 43,084,357 41,388,381 37,910,090
Advances 8,349,886 7,180,739 6,861,786 6,894,271
Discounted and purchased notes 6,552,563 5,882,870 6,035,048 5,558,444
Secured with mortgages 1,696,271 1,512,906 1,466,346 1,311,435
Car secured loans 3,751,333 3,644,048 3,695,487 3,456,216
Personal loans 6,353,804 6,181,597 6,091,937 5,974,939
Credit cards 13,342,004 12,399,432 11,465,609 8,651,287
Loans to financial sector 756,088 810,528 910,437 1,114,563
Other loans 6,437,059 5,609,073 5,025,304 5,008,854
Less: Unaccrued interest(134,380)(135,135)(133,912)(125,691)
Plus: Interest & FX differences receivable 916,975 948,643 908,133 889,249
Less: Allowance for loan losses(1,007,891)(950,344)(937,794)(823,477)
Public Sector loans 60,473 57,208 54,459 49,024
Principal 8,912 8,773 8,756 9,247
Plus: Interest & FX differences receivable 51,561 48,435 45,703 39,777
Other banking receivables 6,0 0 5,634 4,191,933 2,612,371 3,50 6,347
Repurchase agreements 1,200,094 2,046,557 866,027 2,035,792
Unlisted private securities 12,813 101,707 48,653 36,207
Other banking receivables 4,798,243 2,049,933 1,702,958 1,439,783
Less: provisions(5,516)(6,264)(5,267)(5,435)
Investments in other companies 297,827 367,0 21 327,580 270 ,984
Intangible assets 176,176 157,514 144,672 131,637
Organization and development charges 176,176 157,514 144,672 131,637
Other assets 6,119,425 5,595,936 5,530 ,0 60 4,735,0 64
Total Assets 87,526,449 81,130 ,856 74,243,774 68,287,131
Deposits 60 ,0 16,322 55,357,90 4 51,443,167 48,0 49,762
Current accounts 16,875,105 16,193,981 15,360,083 14,327,189
Saving accounts 17,579,340 15,097,425 14,996,005 12,567,766
Time deposits 24,216,247 22,538,963 19,950,392 20,187,951
Investment Accounts 14,959 594 483 1,176
Rescheduled deposits CEDROS 2,234 2,234 2,234 3,013
Other deposits 1,328,437 1,524,707 1,133,970 962,667
Other banking Liabilities 11,672,80 2 10 ,0 87,578 8,617,528 8,267,411
Other provisions 911,591 896,150 779,487 682,626
Other contingencies 910,997 895,482 778,910 682,061
Guarantees 594 668 577 565
Other liabilities 3,131,567 3,222,499 2,799,587 2,196,480
Minority interest 264,135 30 3,90 3 272,129 20 2,30 3
Total Liabilities 75,996,417 69,868,0 34 63,911,898 59,398,582
Total Stockholders´ equity 11,530 ,0 32 11,262,822 10 ,331,876 8,888,549
Total liabilities + stockholders’ equity 87,526,449 81,130 ,856 74,243,774 68,287,131

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)
INCOME STATEMENT (in thousands of pesos)
06-30-15 03-31-15 12-31-14 06-30-14
Financial income 3,632,643 3,769,40 3 3,371,699 2,930 ,115
Interest on Cash and Due from Banks — —
Interest on Loans Granted to the Financial Sector 66,512 70,938 76,310 93,609
Interest on Overdraft 491,501 488,603 516,701 534,824
Interest on Discounted and purchased notes 319,403 306,681 336,753 289,864
Interest on Mortgages 73,236 68,649 63,269 56,176
Interest on Car Secured Loans 226,019 219,544 218,415 197,147
Interest on Credit Card Loans 689,400 637,018 602,087 487,367
Interest on Financial Leases 98,059 95,305 90,231 81,487
Interest on Other Loans 793,305 737,640 731,139 669,546
From Other Banking receivables 58 50 44 17
Interest on Government Guaranteed Loans Decree 1387/01 3,965 3,544 3,727 4,843
Income from Securities and Short Term Investments 606,825 921,729 520,786 326,522
CER 52,289 45,240 54,932 97,602
Foreign exchange difference 105,801 121,789 95,913 65,186
Other 106,270 52,673 61,392 25,925
Financial expenses(1,659,410)(1,484,370)(1,394,471)(1,494,0 65)
Interest on Current Account Deposits — —
Interest on Saving Account Deposits(5,072)(4,620)(4,591)(4,793)
Interest on Time Deposits(1,211,105)(1,053,486)(987,272)(1,142,425)
Interest on Other Banking Liabilities(130,908)(132,824)(133,732)(140,647)
Other interests (includes Central Bank)(1,566)(1,693)(1,868)(2,105)
CER(15)(12)(13)(50)
Bank Deposit Guarantee Insurance system mandatory contributions(94,406)(88,294)(63,141)(19,699)
Foreign exchange difference 5,021
Mandatory contributions and taxes on interest income(214,091)(202,224)(201,622)(177,729)
Other(2,247)(1,217)(2,232)(6,617)
Net financial income 1,973,233 2,285,0 33 1,977,228 1,436,0 50
Provision for loan losses(181,178)(143,097)(152,323)(151,729)
Income from services, net of other operating expenses 800,607 960,451 918,875 813,890
Administrative expenses(1,472,263)(1,581,333)(1,478,751)(1,319,873)
Income (loss) from equity investments 50,523 31,735 32,560 42,455
Net Other income(16,557)(97,601)(32,123)(21,077)
Income (loss) from minority interest(34,223)(31,774)(30,130)(27,218)
Income before tax 1,120 ,142 1,423,414 1,235,336 772,498
Income tax(452,932)(492,468)(420,979)(373,447)
Net income 667,210 930 ,946 814,357 399,0 51

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)
06-30 -15 03-31-15 12-31-14 06-30 -14
Cash and due from banks 13,646,577 12,897,123 12,560,154 11,487,941
Government Securities 14,210,171 14,787,089 11,633,489 10,231,532
Loans 47,074,185 43,141,565 41,442,840 37,959,113
Other Banking Receivables 6,005,634 4,191,933 2,612,371 3,506,948
Assets Subject to Financial Leasing 2,156,065 2,129,618 2,073,242 1,948,824
Investments in other companies 293,008 362,112 322,990 266,812
Other assets 4,185,460 3,668,090 3,643,820 2,964,883
Total Assets 87,571,10 0 81,177,530 74,288,90 6 68,366,0 53
Deposits 60,015,603 55,357,671 51,442,877 48,049,643
Other banking liabilities 11,672,814 10,087,578 8,617,533 8,269,373
Minority interest 268,259 308,103 276,058 205,873
Other liabilities 4,084,392 4,161,356 3,620,562 2,952,615
Total Liabilities 76,0 41,0 68 69,914,70 8 63,957,0 30 59,477,50 4
Total Stockholders´ Equity 11,530 ,0 32 11,262,822 10 ,331,876 8,888,549
Stockholders´ Equity + Liabilities 87,571,10 0 81,177,530 74,288,90 6 68,366,0 53
Net Income
06-30 -15 03-31-15 12-31-14 06-30 -14
Net Financial Income 1,973,531 2,285,429 1,978,226 1,438,503
Provision for loan losses(181,178)(143,097)(152,323)(151,729)
Net Income from Services 800,607 960,451 918,875 813,890
Administrative expenses(1,473,149)(1,584,248)(1,478,240)(1,327,955)
Net Other Income 34,627(62,916)(1,830) 24,830
Income Before Tax 1,154,438 1,455,619 1,264,70 8 797,539
Income Tax(453,081)(492,627)(421,095)(373,628)
Net income 70 1,357 962,992 843,613 423,911
Minoritary Interest(34,147)(32,046)(29,256)(24,860)
Net income for Quarter 667,210 930 ,946 814,357 399,0 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2015	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer